

December 15, 2023

Yao (Jessie) Liu
Chief Financial Officer
Tuya Inc.
10/F, Building A, Huace Center
Xihu District, Hangzhou City
Zhejiang, 310012
People's Republic of China

> **Re: Tuya Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated November 22, 2023**
> **File No. 001-40210**

Dear Yao (Jessie) Liu:

We have reviewed your November 22, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. We appreciate the offer in your response to prior comment 3 to provide a written analysis from your U.S. counsel explaining to us, on behalf of the company, counsel's opinion regarding section 3(b)(1) of the Investment Company Act of 1940 regarding certain of the company's subsidiaries. The Staff believes that such analysis would be useful and, accordingly, requests that the company ask its U.S. counsel to provide such analysis. We may have additional comments following receipt of the 3(b)(1) analysis.

Please contact Melissa Kindelan at (202) 551-3564 or Christine Dietz at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Xiaolang Chai, Capital Market Director